Deutsche Bank AG
Taunusanlage 12
D-60325 Frankfurt am Main
Federal Republic of Germany


Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                                   March 17, 2003


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

         Re:  Filing of amended Schedule 13G Southern Africa Fund Inc.

Pursuant to Rules 13d-1 and 13d-2 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing by return e-mail confirmation.


                                                       Sincerely,




                                                        Jeffrey A. Ruiz










Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Amendment No.)

                            Southern Africa Fund Inc.
                      ------------------------------------
                                (Name of issuer)

                            Common Stock, $.01 Par value
                      ------------------------------------
                         (Title of class of securities)


                                   8421571097
                      ------------------------------------
                                 (CUSIP number)

                                 March 13, 2003
                      ------------------------------------
              (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

-------- -------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG*
-------- -------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |_|
-------- ------------------------------------------------------------------
3        SEC USE ONLY

-------- ------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ ---------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    414,905
                             ------ ---------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ------ ---------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      414,905
                             ------ ---------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
-------- ------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         414,905
-------- ------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
-------- ------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.57%
-------- ------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- ------------------------------------------------------------------







  *In accordance with Securities Exchange Act Release No. 39538 (January 12,
  1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.



Item 1(a).        Name of Issuer:

                  Southern Africa Fund Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 1345 Avenue of the Americas New York, New York 10105

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the page 2 of this filing.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is MCI Group Common Stock,$.01 Par Value(the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.          If this statement is filed pursuant to Rules 13d-1(b),
                  or 13d-2(b) or (c), check whether the person filing is a:

                 (a) |_| Broker or dealer registered under section 15 of the Act;

                 (b)      |_| Bank as defined in section 3(a)(6) of the Act;

                 (c) |_| Insurance Company as defined in section 3(a)(19) of the Act;

                 (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940;

                 (e) |_| An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);

                 (f) |_| An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) |_| A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                 (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)      |_| Group, in accordance with Rule 13d-1
                          (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|



Item 4.        Ownership.

               (a) Amount beneficially owned:

                                 The Reporting Person owns the amount of the
                        Common Stock as set forth on page 2 of this filing.

               (b) Percent of class:

                            The Reporting Person owns the percentage of
                   the Common Stock as set forth on page 2 of this filing.

               (c) Number of shares as to which such person has:

                   (i)      sole power to vote or to direct the vote:

                            The Reporting Person has the sole power to
                   vote or direct the vote of the Common Stock as set forth on page 2 of this filing.

                   (ii)     shared power to vote or to direct the vote:

                            The Reporting Person has the shared power to
                   vote or direct the vote of the Common Stock as set forth on the cover page.

                   (iii)    sole power to dispose or to direct the
                            disposition of:

                                 The Reporting Person has the sole power to
                   dispose or direct the disposition of the Common Stock as set forth on the cover page.

                    (iv) shared power to dispose or to direct the disposition of:

                            The Reporting Person has the shared power to
                    dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.



Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               See attached Exhibit A

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2002



                                DEUTSCHE BANK AG



                                By:  /s/    Jeffrey A. Ruiz
                                    --------------------------------------
                                    Name:   Jeffrey A. Ruiz
                                    Title:  Vice President



                                By: /s/     Margaret M. Adams
                                    --------------------------------------
                                    Name:   Margaret M. Adams
                                    Title:  Director

                                    Exhibit A



Subsidiary           Beneficial Ownership          Nature of Holdings
------------------------------------------------------------------------------


DB Advisors, L.L.C.       412,605        Sole voting and dispositive power

Deutsche Bank AG,           2,300        Sole voting and dispositive power
    London Branch